EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended September 30, 2007, reclassifications were recorded to decrease undistributed net investment loss and paid-in capital by $183,356 in the Chase Mid-Cap Growth Fund.

The reclassifications have no effect on net assets or net asset value per share.